SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-84725, 333-58723, 333-38545, 333-58052 and 333-96475

Heller Financial, Inc.

(Exact name of registrant as specified in its charter)

500 West Monroe Street, Chicago, Illinois 60661 (312) 441-7000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Notes (various series) and Subordinated Deferrable Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [X]*

Approximate number of holders of record as of the certification or notice date:     Fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Heller Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                                HELLER FINANCIAL, INC.

Date:  November 12, 2002                                                       By:          /s/ J. Gordon Smith

                                                                                                Name:     J. Gordon Smith

                                                                                                Title:       Chief Financial Officer

 Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*On January 1, 2002, Heller Financial's obligation to file periodic and other reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 was automatically suspended because, on such date, securities registered pursuant to Section 15(d) (including the Subordinated Deferrable Notes) were held by fewer than 300 record holders (determined as provided by Rule 12g5-1). However, due to the listing of Heller Financial's Mandatory Enhanced Dividend Securities (MEDS) on the New York Stock Exchange on such date, Heller Financial continued to be obligated to file periodic and other reports pursuant to Section 12(b) of the Exchange Act. On May 10, 2002, the MEDS were delisted from the NYSE and deregistered by the SEC. Therefore, as of that date, Heller Financial was no longer required to file periodic and other reports with the SEC. Although the Subordinated Deferrable Notes were issued in connection with the MEDS, the Subordinated Deferrable Notes were not listed on any exchange. As such, obligations to file periodic and other reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 with respect to the Subordinated Deferrable Notes were automatically suspended as of January 1, 2002 because these securities were held by fewer than 300 record holders. This Form 15 is filed pursuant to Rule 15d-6 and relevant Staff Telephone Interpretations solely to provide notice of the suspension of Heller Financial's obligations under Section 15(d) that occurred on January 1, 2002.